

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2017

David J. Deno
Chief Financial and Administrative Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, Florida 33607

> **Re:** **Bloomin' Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2016**
> **Filed February 22, 2017**
> **File No. 001-35625**

Dear Mr. Deno:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure